SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 4, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 4, 2004, regarding transfer of Ericsson own stock in relation to Global Stock Incentive Program 2001 and Stock Purchase Plan 2003.

Ericsson Press Releases

Transfer of Ericsson own stock in relation to Global Stock Incentive Program 2001 and Stock Purchase Plan 2003

Date: Thursday, March 4 2004

The Ericsson Board of Directors will propose at the annual general meeting, in accordance with previous decisions, that Ericsson shall have the right to transfer its own stock in order to cover certain payments that occur in relation to the Company’s Global Stock Incentive Program 2001 and the Stock Purchase Plan 2003 for employees.

The annual general meeting of shareholders 2001 of Ericsson resolved to approve transfer of own stock in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the program. Resolutions to approve transfer of own stock for the above-mentioned purpose have thereafter been made at the annual general meeting of shareholders 2002 and 2003.

The annual general meeting of shareholders 2003 also resolved to approve transfer of own stock in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges.

In accordance with the resolutions, 1,219,435 shares have been transferred up to February 18, 2004.

Therefore, the Board of Directors proposes the annual general meeting of shareholders to resolve that Ericsson shall have the right to transfer, prior to the annual general meeting 2005, a maximum of 55,780,565 shares of series B, or the lower number of shares of series B, which as per April 6, 2004, remains of the original 57,000,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001 and the Stock Purchase Plan 2003. Transfer of the shares shall be effected at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time, registered price interval for the share.

Based on the share market value and the company’s financial statement by December 31, 2003, a transfer of 55,780,565 shares would add SEK 717 million to the liquidity and increase the equity ratio by 0.3 percentage points. The transfer of shares, as proposed, would not affect the company’s result, as the consideration would be transferred to the equity. The number of outstanding shares would increase, corresponding to 0.35 percent of the outstanding shares per December 31, 2003. As per today, Ericsson holds 304,670,314 own shares.

The complete proposal of the Board will be available on Ericsson’s website, www.ericsson.com, as from March 23, 2004.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT:

    Media

Åse Lindskog, Head of Media Relations

    Communications

Phone: +46 8 719 9725; +46 8 719 6992

E-mail: press.relations@ericsson.com

    Investors

Lotta Lundin, Investor Relations

    Communications

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 4, 2004